Rule 424(b)(3)

File No. 333-114302

Prospectus

UCN, INC.

COMMON STOCK

This prospectus relates to the offer and sale, from time to time, of up to 1,268,277 shares of the common stock of UCN, Inc. by the selling security holders listed on page 4 of this prospectus or their transferees. This prospectus supersedes and replaces the prospectus dated April 20, 2005.

We registered 5,504,671 shares for sale by selling security holders under a registration statement on Form S-2 filed with the Securities and Exchange Commission, File No. 333-114302, and declared effective April 22, 2004, which we refer to in this prospectus as the “2004 Registration.” We registered under the 2004 Registration

•	5,340,546 shares of common stock, and issued as dividends and on conversion in March 2004 of previously outstanding preferred stock, and

•	164,125 shares of common stock issuable on exercise of a warrant at an exercise price of $2.76 per share.

The only shares that remain and may be offered and sold by selling security holders under this updated prospectus are the 164,125 shares of common stock issuable under the warrants.

We registered 8,779,333 shares for sale by selling security holders under a registration statement on Form SB-2 filed with the Securities and Exchange Commission in 2003, File No. 333-108655, that was first declared effect in October 2003 and last declared effective under a post-effective amendment on April 20, 2005, which we refer to in this prospectus as the “2003 Registration.” We registered under the 2003 Registration

•	Warrants to purchase 109,375 shares at a price of $1.25 per share

•	Warrants to purchase 4,466,856 shares at a price of $2.00 per share

•	Warrants to purchase 672,700 shares at a price of $2.50 per share

•	Options to purchase 2,189,152 shares at prices ranging from $2.00 to $5.392 per share

•	Convertible notes in the amount of $1,162,500 convertible at $2.00 per share

•	Convertible notes in the amount of $1,775,000 convertible at $2.50 per share

•	50,000 shares of common stock

The only shares that remain and may be offered and sold by selling security holders under this updated prospectus are 1,104,152 shares of common stock issuable on exercise of outstanding options.

UCN will receive potential proceeds from exercise of the warrants and options described above, which potential proceeds at March 28, 2006, totaled $3,253,793. UCN will not receive any proceeds or benefit from resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “UCNN.” On March 28, 2006, the closing bid price for our common stock was $2.50 per share.

The Securities and Exchange Commission allows us to incorporate information into this prospectus by reference to the information presented in reports previously filed with the Commission, which means that we can disclose important information to you by referring you to those reports. In this prospectus we are incorporating information presented in our annual report on Form 10-K for the year ended December 31, 2005, filed with the Commission on March 29, 2006, and our current report on Form 8-K dated March 20, 2006, filed on March 20, 2006. Please see “Where You Can Information About UCN” beginning on page 3 for instructions on how to locate and obtain a copy of these reports.

See “Item 1A. Risk Factors” beginning on page 12 of our annual report on Form 10-K for the year ended December 31, 2005, for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 10, 2006.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a “forward-looking statement.” Further, when we use the words “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “internal,” and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

WHERE YOU CAN FIND INFORMATION ABOUT UCN

UCN, Inc., is a Delaware corporation with its principal operations located in Bluffdale, Utah, a suburb of Salt Lake City. The mailing address and telephone number of our executive offices are:

UCN, Inc.

14870 Pony Express Road

Bluffdale, Utah 84065

Telephone (801) 320-3300

We currently file periodic reports pursuant to the Securities Exchange Act of 1934. All of our reports, such as annual and quarterly reports, and other information, such as proxy statements, are filed electronically with the Securities and Exchange Commission (SEC). The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the reports, proxy statements, and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates by reference our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 29, 2006, and our current report on Form 8-K dated March 20, 2006, filed with the SEC on March 20, 2006. You may obtain a copy of any of these SEC filings without charge by written or oral request directed to Kimm Partridge, our Corporate Secretary, at the address and phone number listed above. Furthermore, the SEC filings are available on our corporate website, free of charge. Our corporate website is http://www.ucn.net.

SELLING SECURITY HOLDERS

2004 Registration

As of the date of this prospectus there is only one person who holds unsold registered shares under the 2004 Registration. Roth Capital Partners holds a warrant to purchase 164,125 shares at $2.76 per share. The warrant expires March 15, 2007. Assuming Roth Capital Partners exercises the warrant, UCN would receive $452,985. If Roth Capital Partners exercises the warrant and sells all of the shares under this prospectus, it would not thereafter own any equity securities of UCN. Roth Capital Partners is a registered broker-dealer. It may distribute portions of the warrant or shares acquired on exercise of the warrant, from time to time, to its limited and/or general partners and members, who may sell shares pursuant to this prospectus. The warrant was issued to Roth Capital Partners as partial compensation for its services as placement agent in connection with the private placement we closed in March 2004.

Roth Capital Partners has, from time to time since March 2004, provided investment banking and advisory services to UCN. In March 2004 Roth Capital Partners acted as placement agent for UCN in a private placement of common stock for which it received a commission and the warrants described above. Roth Capital Partners assisted UCN with the establishment of a new credit facility in November 2005 in the principal amount of $10 million, for which it received $150,000, plus reimbursement for legal fees and other out-of-pocket expenses. Roth Capital Partners acted as the placement agent for UCN in the private placements of 2,200,000 shares of common stock and 550,000 common stock purchase warrants for gross proceeds of $4,400,000 that closed in November and December 2005, for which Roth Capital Partners received total commissions of $264,000 paid through the issuance of 132,000 shares of UCN common stock.

2003 Registration

The following table sets forth as of March 24, 2006, the name of each of the selling security holders in the 2004 Registration that continue to hold unsold registered shares, and

•	The number of shares of common stock that each such selling security holder owns,

•	The number of shares of common stock owned by each selling security holder that may be offered for sale from time to time by this prospectus, and

•	The percent of our outstanding common stock each selling security holder will continue hold assuming the sale of all the common stock offered.

Selling security holders may transfer shares owned by him by gift and upon any such transfer the donee would have the same right of sale as the selling security holder. Except as described in the notes to the table, none of the selling security holders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Selling Security Holder	Number of shares owned	Number of shares offered	Percentage owned after
Barnett, Steve (1)	414,221	65,000	1.5
Jarman, Paul (1)	647,052	240,466	1.8
Krogue, Ken	323,892	283,770	0.2
Smith, G. Douglas	524,916	424,916	0.4
Smith, Gary	138,210	50,000	0.4
Stern, Theodore (1)	1,579,381	40,000	6.7

(1)	These persons are directors, officers and/or principal stockholders.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 adopted under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon UCN being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon UCN being notified in writing by a selling security holder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to UCN that it acquired the securities subject to this registration statement in the ordinary course of such selling security holder’s business and, at the time of its purchase of such securities such selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

UCN has advised each selling security holder that it may not use shares registered on the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement shall have been declared effective by the Securities and Exchange Commission. If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934, and the rules and regulations adopted thereunder, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under this prospectus.

UCN is required to pay all fees and expenses incident to the registration of the shares, but it will not receive any proceeds from the sale of the common stock. UCN has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK

UCN’s charter authorizes it to issue up to: (i) 100,000,000 shares of common stock, $0.0001 par value per share; and (ii) 15,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this prospectus, there are 23,131,331 shares of common stock outstanding, and no shares of preferred stock outstanding. In addition, there are outstanding options and warrants to acquire up to an additional 4,198,166 shares of common stock.

Common stock

Holders of the common stock are entitled to one vote per share on all matters submitted to the stockholders for a vote. There are no cumulative voting rights in the election of directors. The shares of common stock are entitled to receive such dividends as may be declared and paid by the board of directors out of funds legally available there for and to share, ratably, in the net assets, if any, of UCN upon liquidation. The stockholders have no preemptive rights to purchase any shares of our capital stock.

Preferred stock

The board of directors, without further action by the holders of the common stock, is authorized to classify any shares of our authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the board of directors may determine:

•	The number of shares which shall constitute such series;

•	The rate of dividend, if any, payable on shares of such series;

•	Whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate;

•	Whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed;

•	The amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of UCN;

•	The sinking fund provisions, if any, for the redemption of shares of such series;

•	The voting rights, if any, of the shares of such series;

•	The terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of UCN of any other class or series;

•	Whether the shares of such series are to be preferred over shares of capital stock of UCN of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of UCN, or otherwise; and

•	Any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Charter.

The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of UCN not approved by the board of directors.

Statutory business combinations provision

UCN is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person becomes an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85 percent or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved at an annual or special meeting by the corporation’s board of directors and by the holders of at least 66 2/3 percent of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder. Under Section 203, an “interested stockholder” is defined as any person who is: (i) the owner of 15 percent or more of the outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation and who was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws, through action of its stockholders, to exempt itself from coverage, provided that such bylaw or certificate of incorporation amendment shall not become effective until 12 months after the date it is adopted. UCN has not adopted such an amendment to its certificate of incorporation or bylaws.

Limitation on directors’ liabilities

Pursuant to the certificate of incorporation and under Delaware law, directors and executive officers are not liable to UCN or its stockholders for monetary damages for breach of fiduciary duty, except liability in connection with a breach of duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases illegal under Delaware law, or any transaction in which a director has derived an improper personal benefit.

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which these persons may be involved because of their offices with us if they acted in good faith or in a manner reasonably believed to be in or not opposed to our best interests. However, nothing in the certificate of incorporation and bylaws protects or indemnifies a director, officer, employee, or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office. To the extent that a director or officer has been successful in defense of any proceeding, our bylaws provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

Transfer agent

The transfer agent for the common stock is Atlas Stock Transfer Company, Salt Lake City, Utah.

INDEMNIFICATION

Under the certificate of incorporation and bylaws of UCN the board of directors has the authority to indemnify officers and directors to the fullest extent permitted by Delaware law. Further, UCN has separate indemnification agreements with certain of its officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or to the extent any of the selling security holders are entitled to indemnification under their agreements with us, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

Certain legal matters relating to the validity of the securities offered by this prospectus will be passed upon for UCN by Parsons Behle & Latimer, Salt Lake City, Utah.

EXPERTS

The financial statements and related financial statement schedule for the years ended December 31, 2005 and 2004, incorporated in this registration statement by reference from UCN’s annual report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2003, incorporated in this registration statement by reference from UCN’s annual report on Form 10-K for the year ended December 31, 2005 have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Prospective investors may rely only on the information contained in this prospectus. Neither UCN nor any selling security holder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

UCN, INC.

Common Stock

PROSPECTUS

April 10, 2006